Exhibit 99.1

DigiAsia Corp. Announces Receipt of Additional Nasdaq Notification Regarding Timely Filing of Annual Report on Form 20-F

NEW YORK, NY, May 21, 2025 -- DigiAsia Corp. (NASDAQ: FAAS) (“DigiAsia” or the “Company”), a leading Fintech as a Service (FaaS) ecosystem provider in Indonesia, today announced that on May 16, 2025, the Company received an additional notice of non-compliance from the Nasdaq Stock Market LLC (“Nasdaq”) stating that, as a result of not having timely filed its annual report on Form 20-F for the period ended December 31, 2024, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic financial reports with the U.S. Securities and Exchange Commission.

This notice follows a previous exception granted by Nasdaq, which allowed the Company until June 30, 2025, to file its interim financial statements on Form 6-K for the six months ended June 30, 2024 (the “Initial Notice”). As a result of the additional notice, any further exception allowing the Company to regain compliance with all delinquent filings will be limited to a maximum of 180 calendar days from the due date of the Initial Notice, or until June 30, 2025.

The Company is required to submit an update to its original plan to regain compliance, specifically addressing the status and timing of the filing of its Form 20-F for the period ended December 31, 2024, as well as progress made towards implementing the plan submitted in connection with the Initial Notice.

This additional notice has no immediate effect on the listing or trading of the Company’s ordinary shares on Nasdaq. The Company is working diligently to complete the interim report and annual report and will file the reports as soon as practicable. This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About DigiAsia

DigiAsia is a leading Fintech as a Service (FaaS) provider operating a B2B2X model offering its complete Fintech solution in emerging markets. DigiAsia's fintech architecture offers small and medium business enterprises (SMEs) comprehensive embedded finance APIs to streamline processes across the commerce value chain of distributors and customers. DigiAsia's embedded fintech solutions equally address democratizing digital finance access that supports financial inclusion of underbanked merchants and consumers in emerging markets resulting in growth for enterprise business. The suite of B2B2X solutions provided by DigiAsia include, but are not limited to, cashless payments, digital wallets, digital banking, remittances and banking licenses. DigiAsia has recently established a strategic initiative to develop its embedded FaaS enterprise solution with AI capabilities in Southeast Asia, India, and the Middle East, with plans for global expansion.

Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning DigiAsia and the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. DigiAsia cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world including those discussed in DigiAsia’s Form 20-F under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and DigiAsia specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

DigiAsia Company Contact:

Prashant Gokarn
Co-Chief Executive Officer

646-480-0142

Investor Contact:

DigiAsia Corp

Email: investor.relation@digiasia.asia